Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
POLSINELLI SHALTON FLANIGAN SUELTHAUS PC
700 West 47 Street, Suite 1000
Kansas City, Missouri 64112
(816) 753-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/28/08
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /   /

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
McDowell Investments, L.P.

(2)	Check the appropriate box if a member of a Group (See Instructions)

(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Missouri

Number of Shares	(7) Sole Voting Power 695 Units
Beneficially
Owned by Each	(8) Shared Voting Power
Reporting
Person	(9) Sole Dispositive Power 695 Units
With
(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
695 Units *

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0% *

(14)	Type of Reporting Person (See Instructions) PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1)	Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
MGM Holdings, LLC

(2)	Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Missouri

Number of Shares	(7) Sole Voting Power 695 Units
Beneficially
Owned by Each	(8) Shared Voting Power
Reporting
Person	(9) Sole Dispositive Power 695 Units
With
(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
695 Units *

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0% *

(14)	Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

This Amendment No. 5 ("Amendment No. 5") to the original statement field on Schedule 13D (the “Schedule 13D”) by Park G.P., Inc., a Missouri corporation on September 12, 2005, relates to units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D, as subsequently amended.

Item 2. Identity and Background.

McDowell Investments, L.P., a Missouri limited partnership (“McDowell”), and MGM Holdings, LLC, a Missouri limited liability company (“MGM”), are no longer members of the group as described therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008

McDowell Investments, L.P.

By: MGM Holdings, LLC
General Partner

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: April 3, 2008

MGM Holdings, LLC

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager